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                                  EXHIBIT 4.6





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Wachovia Bank of Georgia, N.A.                                    EXHIBIT 4.6
191 Peachtree Street, N.E.                                        PAGE 1 OF 3
Atlanta, Georgia 30303

        December 21, 1993



        Mr. Raymond A. Emmons
        Executive Vice President
        First Financial Management Corporation
        3 Corporate Square Suite 700
        Atlanta, GA 30329

                RE: The line of credit (the "Line of Credit") evidenced by that certain letter agreement between First Financial Mangement Corporation (the "Borrower") and Wachovia Bank of Georgia,
                N.A. (the "Bank") dated June 23, 1993 (the "Letter Agreement")


        Dear Ray:

        I am pleased to advise you that the Bank has agreed to extend the maturity of the ten million dollar ($10,000,000) Line of Credit to March 31, 1994. This extension shall become effective from the date of the Borrower's signing the acknowledgment and acceptance below, and during this period, the Line of Credit remains subject to all terms and conditions contained in the Letter Agreement.




        Sincerely,


        /s/ Gay M. Buxton
        ------------------------
            Gay M. Buxton
            Assistant Vice President







        Accepted and agreed to this 23rd day of December, 1993.



        By: /s/ Raymond A. Emmons
            ---------------------
                Raymond A. Emmons


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Wachovia Bank of Georgia, N.A.                                       EXHIBIT 4.6
Post Office Box 4148                                                 PAGE 2 OF 3
Atlanta, Georgia 30302




June 23, 1993



Mr. M. Tarlton Pittard
Senior Executive Vice President,
Chief Financial Officer
First Financial Management Corporation
3 Corporate Square, Suite 700
Atlanta, Georgia 30329

Dear Mr. Pittard:

Wachovia Bank of Georgia, N.A. (the "Bank") is pleased to make available to your company a Ten Million Dollar ($10,000,000) line of credit ("the Commitment"). The Commitment expires on September 30, 1993 and is subject to:
1) the occurrence of no event of default under that Credit Agreement dated June 25, 1992 by and between First Financial Management Corporation ("FFMC") and Chase Manhattan Bank, N.A., as Agent and the banks signatory thereto, 2) execution of loan documents acceptable to the Bank. FFMC and the Bank shall each have the right to cancel the Commitment prior to the expiration date if the banking relationship between the Bank and FFMC is no longer mutually satisfactory and in the event the Commitment is terminated prior to its expiration date, the party terminating the agreement shall furnish prompt notice to the other of such termination.

This line of credit is also subject to a commitment fee equal to 0.25% per annum of the average daily amount of the unused portion of the commitment, payable monthly in arrears on the basis of a 360-day year. The rate of interest for direct borrowings under the Commitment will be the Base Rate, subject to change from time to time, or a rate mutually agreed upon at the time of any borrowings. Interest shall be due and payable upon the maturity of each and every borrowing.

The Base Rate means, for any day, the rate per annum that is equal to the higher as of such day (i) The Prime Rate minus 0.75%, and (ii) 1/2 of 1% above the Federal Funds Rate. For purposes of determining the Base Rate for any day, changes in the Prime Rate will be effective on the date of such change. As used herein, the "Prime Rate" refers to that interest rate so denominated and set by the Bank from time to time as an interest rate basis for borrowings.
The Prime Rate is one of several interest rate bases used by the Bank. The Bank lends at interest rates above and below the Prime Rate. The Federal Funds Rate means, for any day, the rate per annum equal to the weighted average of the rates on overnight Federal Reserve System on such


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                                                                     EXHIBIT 4.6
                                                                     PAGE 3 OF 3


day. The rate of interest shall be calculated on the basis of a 360-day year for the actual numbers of days during each period.

The maximum maturity on any advances under this Commitment will be ten days. At the discretion of the Bank, FFMC must repay the line for one day after any borrowing of ten days.

This commitment will be gauranteed by FFMC's subsidiaries as outlined in the Credit Agreement referenced above. Advances outstanding under the Commitment will be evidenced by a Master Note. No condition or other term of this commitment may be waived or modified except by a writing signed by both your company and the Bank.

This commitment to lend will be null and void if not accepted and returned to the Bank on or before July 9, 1993.

Sincerely,


/s/ Gay M. Buxton
- -----------------------
    Gay M. Buxton
    Assistant Vice President

GMB:bam


Accepted and agreed to this 19th day of July, 1993

FIRST FINANCIAL MANAGEMENT CORPORATION

        By: /s/ M. Tarlton Pittard
           -------------------------
               Senior Executive Vice President(Title)
                 and Chief Financial Officer





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